JPF Securities Law, LLC
17111 KENTON DRIVE, SUITE 100B
CORNELIUS, NC  28031

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November 27, 2007

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

ATTN:    Elaine Wolff, Esq.
Branch Chief

Re:       Bluesky Systems, Corp.
Amendment No. 3 to Form 10-SB
Filed October 29, 2007
File Number:  000-52548

Gentlemen:

Thank you for your comment letter dated November 19, 2007 (the “Comment Letter”), with respect to the above-captioned Form 10-SB. We have filed Amendment No. 3 to Form 10-SB/A (the “Form 10-SB/A”) of Bluesky Systems, Corp. (“Bluesky”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.

For your information, we have filed our revised Form 10-SB/A on the EDGAR system, and have also provided a clean and marked copy to the Staff by overnight courier.

Item 1. Description of Business, page 3

1.
We note your responses to comment one of our letter dated September 28, 2007 that you are waiting for this registration statement to go effective before enacting procedures to mitigate risks. It is not clear why procedures to mitigate conflicts would require an effective registration statement when all three companies already exist and have shareholders. Please revise to clarify. Also, since both Axiom III and Moixa III are already incorporated, please revise to clarify whether the conflicts between Axiom III and Moixa III have already been mitigated and if so, please revise to discuss the procedures used there.

Response 1: We feel that it would be premature to enact these processes at this point because they will likely be stale by the time the registration statement becomes effective.  In our experience the comment process can sometimes take years, and since we are committed to creating the most effective and custom tailored procedures possible we have decided to wait until the registration statement becomes effective.  We are essentially in a “holding pattern” at this point waiting for approval to begin to ramp up our business.  Attempting to create these procedures at this point could be a waste of effort and resources since they will need to be revised once operations develop.  We have a responsibility to our shareholders to protect the assets and resources of the company and conduct ourselves with prudence and business savvy.

2.
We note your response to comment three. Please revise to provide the response in the appropriate section of this registration statement. Instead of referring to “management for each” of the three companies, please identify the persons who made the referenced decisions.

     Response 2: We have no records indicating precisely who made the decisions.  We have no access to the records of these companies.

3.
We note your response to comment four. We also note that since your last amendment Axiom III has engaged in a transaction with a Chinese entity causing it to change its business and management. We also note that as a result of such transaction, $262,500 was paid to the Northeast Nominee Trust, of which Mr. Bennett is the trustee.  Considering Axiom III’s business was very similar to your, please revise the appropriate section to include a discussion of the developments regarding Axiom III. Further, discuss the experiences with ABC Realty, Xenicent, and now Axiom III, and clarify whether you were formed with the intention with engaging similar conduct.

Response 3:  Made the following changes to provide a discussion of the developments regarding Axiom III, Inc.

From 2003 to 2007 Mr. Bennett had also been a Director of Axiom III, Inc., a company with a very similar business plan to our own.  Axiom III was incorporated in Nevada in June 2004 to engage in the business of buying, selling, renovating and renting real estate. Mr. Bennett has been integral to Axiom III's development.  Currently the company owns one building in Chicopee, Massachusetts, near Springfield in western Massachusetts.  Axiom III has engaged in and Mr. Bennett has assisted with buying, selling, rentals, and improvements in real estate.

As of October 10, 2007 the Axiom III, Inc. entered into a Share Exchange Agreement (“Agreement”), between and among Axiom III, Inc., Eastern Concept Development Ltd., (“Eastern”) a corporation organized and existing under the laws of Hong Kong a Special Administrative Region of the Peoples’ Republic of China, Mr. Benny Lee, the shareholder of Eastern (“Eastern Shareholder”), Foshan Wanzhi Electronic Technology Co., Ltd. (“Foshan”), a corporation organized under the laws of the Peoples’ Republic of China, Jun Chen the representative of the shareholders of Foshan (“Foshan Shareholders”) and Duane Bennett, the Chief Executive Officer and Director of Registrant ("Mr. Bennett").

Pursuant to the Agreement Axiom III, Inc. acquired one hundred percent (100%) of all of the issued and outstanding share capital of Eastern from the Eastern Shareholder in exchange for 35,351,667 shares of common stock of the Registrant in a transaction intended to qualify as a tax-free exchange pursuant to sections 351 and 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended.

In furtherance of the Agreement, the respective Boards of Directors of Axiom III, Inc. and Eastern, have approved the exchange, pursuant to which one hundred percent (100%) of the share capital of Eastern (the "Eastern Concept Share Capital”) issued and outstanding prior to the exchange, was exchanged by the Eastern Shareholder or their designee in the aggregate for 35,351,667 shares of common stock, $.001 par value, of the Registrant (the "AXIO Common Stock").

Subsequent to the share exchange, Eastern acquired from the Foshan Shareholders, all of the share capital of Foshan for approximately $1.3 million, and Foshan became an indirect wholly owned subsidiary of Axiom III, Inc.

The Eastern Shareholder also paid an amount equal to $262,500 as additional consideration to North East Nominee Trust.  The North East Nominee Trust was the majority shareholder of Axiom III, Inc., and Mr. Bennett is the trustee.  His children are beneficiaries of the North East Nominee Trust.

Liquidity and Capital Resources, page 15

4.
We note your response to comments 9 and 13. It continues to remain unclear how the low range is $25,000 when you disclose elsewhere that you expect cost to increase by at least $20,000 to cover expense related to your newly acquired reporting obligation. Please revise to clarify.

Response 4: We changed the $25,000 amount to $45,000 in two places in the document (in the Risk Factors and in the Liquidity and Capital Resources sections) and added a sentence in both respective places to better clarify the range.

We also updated the financial statements, M, D & A and other locations therein to reflect the September 30, 2007 financial statements in lieu of the June 30, 2007 financial statements as previously filed. The June 30, 2007 financial statements were considered stale with respect to this amended filing.

5.	We note your response to comment 12 regarding your “strategic alliance with China World Trade.” Please revise to discuss the material terms of the “oral understanding” that you have with them.

Response 5: We added a sentence in the Liquidity and Capital Resources section as follows. “Our oral understanding that we have with China World Trade is that they will, if sought by us, help us identify possible investment properties in the country of China.”

If you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Jared P. Febbroriello
Jared P. Febbroriello

cc: Karol Kapinos